SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(Translation of Registrant's Name Into English)

10 Hayezira Street, Raa'nana 43000 Israel
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____	No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

Board of Directors composition:
Effective as of November 26, 2002, Dr. Ora Setter, was appointed as an External Director to the Company's Board of Directors in the Annual General Meeting of the shareholders held on such date.
Effective as of December 11, 2002, Mr. George Balot appointed as a member of the Company's Board of Directors.

Speedwise Technologies Ltd.
Marnetics Ltd., the wholly owned subsidiary of the Company, owns a 13.12% interest in Speedwise Technologies Ltd. ("Speedwise"). In October 2002, Speedwise entered into an agreement to sell all its assets and intellectual property to Orsus Solutions Ltd., ("Orsus") an Israeli technology company. In consideration for the sale of its assets and intellectual property, Speedwise shall receive both a cash consideration as well as shares of Orsus. The final determination of the shares consideration will depend upon, in part, on Speedwise products future revenue performance. The agreement has been approved by the shareholders of the companies and is still pending final due-diligence and closing. The Company is not able at this time to finally assess the financial impact of the consummation of the sale on its financial statements. The company estimates that the agreement indicates a reduction in the value of its investment in Speedwise in the amount of approximately US$ 0.5 Million to US$ 0.55 Million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARNETICS BROADBAND TECHNOLOGIES LTD.

Dated: January 8, 2003	By: _______________________________ /s/ Menachem Reinschmidt, COB